NEWPORT INTERNATIONAL GROUP, INC.

73061 El Paseo Road

Suite 202

Palm Desert, California 92260

(760) 779-0251

September 29, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Kristi Beshears

Re:	Newport International Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarters ended March 31 and June 30, 2005
Filed April 1, 2005
File No. 000-30587

Dear Ms. Beshears:

Reference is made to your correspondence dated September 6, 2005 relevant to the above Annual Report and Quarterly Reports. Our responses are provided below:

Consolidated Balance Sheet, page F-3

1.

We note your response to Comment 1 and would not object to the exclusion on your balance sheet due to materiality. However, it appears that the escrowed shares of Langley Park should be recorded as a restricted asset rather than as a contra-equity account. Please amend your financial statements accordingly.

RESPONSE: Please find attached our amended financial statements as of and for the year ended December 31, 2004 as well as for the first two quarters of fiscal 2005. Such amended financial statements are filed contemporaneously with our response.

Securities and Exchange Commission

September 29, 2005

Consolidated State of Operations, page F-4

2.

We note that your investment in the Langley Park shares were reclassified from available-for-sale securities to trading securities in the quarter ended June 30, 2005 and subsequently sold in July 2005. In light of these circumstances, it appears that you may not have had the intent or ability to hold the securities for a sufficient length of time to allow for a recovery in market value as was represented to us in a letter dated June 29, 2005. Please revise your financial statements for the year ended December 31, 2004 to recognize the impairment related to your Langley Park investment into earnings or advise us why a revision is unnecessary. Reference is made to paragraph 15 of SFAS 115.

RESPONSE: The Company had the intent and the ability to hold the Langley Park shares for a sufficient time to allow for a recovery in market value up until the first week of July. As of December 31, 2004 and March 31, 2005, the Company’s cash balances amounted to $1,671,773 and $743,901, respectively. The Company launched a private placement at the end of the first quarter of 2005. However, it had only raised an additional $60,000 during the second quarter of 2005. As of June 30, 2005, the Company’s cash position was below $100,000. Faced with mounting legal bills related to its defense of claims which were disclosed in the Company’s quarterly report for the period ended June 30, 2005, the Company regrettably decided to dispose of the non-escrowed Langley shares at the beginning of July 2005. The Company still believes that if it would not have sold these shares in July 2005, it would eventually have recovered its investment in Langley Park. Incidentally, since the Company sold its non-escrowed shares of Langley Park two months ago, the market value of Langley Park has increased by 40%.

The Company will continue to evaluate quarterly whether the decline in the value of its investment in Langley Park requires a write-down to a new cost basis.

We respectfully request that the staff evaluates the aforementioned considerations prior to requesting that we amend our Form 10-KSB for the year ended December 31, 2004 on this particular issue.

Securities and Exchange Commission

September 29, 2005

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information, kindly contact the undersigned. Thank you for your attention to this matter.

Sincerely yours,

Cery Perle

Chief Executive Officer

CP:mk

Cc:	James M. Schneider, Esq.